FORM 4
[ ]Check box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person| 2. Issuer Name and Ticker or Trading
Lindsey         Garth             S.   |    Symbol
(Last)         (First)         (Middle)|
       132 South Rodeo Drive           |    United Television, Inc. (UTVI)
            Fourth Floor               |--------------------------------------
              (Street)                 | 3. IRS or Social Security Number of
Beverly Hills     CA              90212|    Reporting Person (Voluntary)
(City)          (State)           (Zip)|
                                       |
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4. Statement of Month/Year |5. If Amendment, Date or Original (Month/Year)
   03/01                   |
                           |
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6. Relationship of Reporting    |7. Individual or Joint/Group Filing
   Person to Issuer             |
   (Check all applicable)       |    X  Form filed by one Reporting Person
                                |   ---
    Director          10% Owner |
---                ---          |       Form filed by more than one Reporting
 x  Officer (give      Other    |   --- Person
--- title below)   --- (specify |
                       below)   |
    Executive Vice President    |
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities         5.Amount of         6.Ownership     7.Nature of
                           Date              Code               Acquired (A)         Securities          Form:           Indirect
                          (Month/Day/Year)                      or Disposed          Beneficially        Direct (D)      Beneficial
                                                               of (D)               Owned at End        Indirect (I)    or Ownership
                                             Code   V                                of Month
                                                            Amount    (A)  Price
                                                                       or
                                                                      (D)

Common Stock              03/27/01           M              1500      A     89.00
                          03/29/01           M              2000      A     89.00
                          03/30/01           M              4000      A     89.00
                          03/27/01           S              1500      D    113.883
                          03/29/01           S              1000      D    113.25
                          03/29/01           S              1000      D    113.3125
                          03/30/01           S              1000      D    113.75
                          03/29/01           S              2600      D    113.25
                          03/29/01           S               100      D    113.7343
                          03/29/01           S               100      D    113.6875
                          03/29/01           S               200      D    113.50     -0-                D
                                                                                      5727               I              By trust
                                                                                      8767               I              By trust*
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FORM  4 (Continued)     Table II-Derivative Securities Acquired, Disposed
                                 of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.Title of         2.Conversion or      3.Transaction  4.Transaction  5. Number of        6.Date
  Derivative         Exercise Price       Date           Code            Derivative         Exercisable
  Security           of Derivative        (Month/                        Securities         and Expiration
                     Security             Day/Year)                      Acquired (A)       Date
                                                                         or Disposed of     (Month/Day/Year)
                                                                         (D)
                                                                                              Date         Expiration
                                                           Code  V       (A)       (D)        Exercisable  Date
Employee stock option
  (right to buy)       89.00                03/27/01       M                       1500       04/25/97**   04/24/01
                       89.00                03/29/01       M                       2000       04/25/97**   04/24/01
                       89.00                03/30/01       M                       4000       04/25/97**   04/24/01

7.Title and               8.Price of             9.Number of            10.Ownership     11.Nature
  Amount of                 Derivative             Derivative              Form of          of
  Underlying                Security               Securities              Derivative       Indirect
  Securities                (Instr. 5)             Beneficially            Security:        Beneficial
  (Instr.3                                         Owned at End            Direct (D)       Ownership
  and 4)                                           of Month                or               (Instr.4)
                                                   (Instr.4)               Indirect (I)
                                                                           (Instr.4)
  Title          Number
                 of Shares
  Common Stock   1500         --                                             D
  Common Stock   2000         --                                             D
  Common Stock   4000         --                     4500                    D

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Explanation of Responses:
* Shares held in Employees Stock Purchase Plan as of  3/30/01.
**Option became exercisable as to one-third of shares covered thereby annually, beginning on 04/25/97.
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 /s/  Garth S. Lindsey                         April 3, 2001
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date